Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com KENNETH E. YOUNG ken.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

December 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549-8626

Re:          Resource Credit Income Fund —

Registration Statement on Form N-2

(File No. 333-200981 and File No. 811-23016)

Ladies and Gentlemen:

We represent Resource Credit Income Fund, a Delaware statutory trust (the “Company”). On December 16, 2014, in connection with its initial public offering of shares of beneficial interest, the Company filed via EDGAR the referenced registration statement, along with an exhibit thereto, in accordance with the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

Please direct a copy of any comments or inquiries regarding this filing to the undersigned at 215-994-2988 (voice) or 215-655-2988 (fax). If you require additional information or have any questions, please contact the undersigned or James Lebovitz (215-994-2510). Thank you.

Very truly yours,

/s/ Kenneth E. Young

Kenneth E. Young